SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                               SCHEDULE TO

                          Tender Offer Statement
   (Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of
                                   1934)
                             (Amendment No. 2)


                            NASB FINANCIAL, INC.
                     (Name of Subject Company (issuer))

                  NASB FINANCIAL, INC. (issuer and offeror)
         (Name of Filing Person(s) (identifying status as offeror,
                        issuer or other person))

                  Common Stock, par value $0.15 per share
                       (Title of Class of Securities)

                                628968109
                  (CUSIP Number of Class of Securities)

                               Keith B. Cox
                       Vice President and Treasurer
                            NASB Financial, Inc.
                            12498 S. 71 Highway
                        Grandview, Missouri 64030
                              (816) 765-2200
 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)


                       CALCULATION OF FILING FEE

----------------------------------------------------------------------
*TRANSACTION VALUATION                            AMOUNT OF FILING FEE
----------------------------------------------------------------------
$6,000,000                                              $1,200.00
----------------------------------------------------------------------
* Calculated solely for purposes of determining the filing fee. Based upon the purchase of 400,000 shares at the tender offer price per share of $15.00.

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/X/   Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing:

Amount Previously Paid: $1,200.00       Filing Party: Issuer

Form or Registration No.: 5-58543       Date Filed: August 13, 2001

/ /   Check the box if the filing relates solely to preliminary
communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/ /    third party tender offer subject to Rule 14d-1.

/X/    issuer tender offer subject to Rule 13e-4.

/ /    going-private transaction subject to Rule 13e-3.

/ /    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the
results of the tender offer:   / /



     This Amendment No. 2 filed by NASB Financial, Inc. (the "Company") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 13, 2001, as amended by Amendment No. 1 filed on August 29, 2001 (as amended, the "Schedule TO"), relating to its Offer to Purchase dated August 13, 2001, (the "Offer to Purchase") to purchase 400,000 of its outstanding shares of common stock, par value $0.15 per share (the "Shares"), for $15.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 13, 2001, and in the related Letter of Transmittal (which, together with any amendments hereto or thereto, collectively constitute the "Offer"), copies of which are attached as Exhibits (a)(1) and (a)(2) to the Schedule TO.

     The Schedule TO is hereby amended and supplemented by adding the following:

     On September 13, 2001, NASB Financial, Inc. issued a press release announcing that the expiration date of the tender offer is extended to 5:00 p.m. Central Time, on Tuesday, September 18, 2001. To date, stockholders have tendered 60,625 shares in the offer. The extension of the expiration date is necessary to allow for the market disruption caused by the terrorist acts in New York and Washington, D.C. on September 11, 2001. All other terms of the offer have remained the same. Stockholders who have already tendered shares or will tender shares in this Offer have the right to withdraw such tendered shares up until 5:00 p.m. Central Time on the extended expiration date of September 18, 2001. The full text of the Company's September 13, 2001, press release is attached as Exhibit (a)(7) hereto and incorporated herein by reference.



ITEM 12.  EXHIBITS.

(a)(7)   Form of Press Release dated September 13, 2001.



                              SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         NASB FINANCIAL, INC.


                                         /s/ Keith B. Cox
                                         Keith B. Cox
                                         Vice President & Treasurer

Dated:  September 13, 2001

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